UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BLUE APRON HOLDINGS, INC.
(Name of Subject Company (issuer))

BASIL MERGER CORPORATION
(Offeror)
a wholly owned subsidiary of
WONDER GROUP, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common stock, $0.0001 par value per share
(Title of Class of Securities)
09523Q 309
(CUSIP Number of Class of Securities)

Andrew Gasper
Chief Governance Officer and Secretary
Wonder Group, Inc.
4 World Trade
150 Greenwich Street, 57th Floor
New York, New York 10007
Telephone: (908) 986-2038
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Kris Withrow
David Michaels
Aman Singh
Fenwick & West LLP
801 California Street
Mountain View, California 94041
Telephone: (650) 988-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Basil Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Wonder”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Blue Apron Holdings, Inc., a Delaware corporation (“Blue Apron”), which constitute all of the issued and outstanding shares of capital stock of Blue Apron, at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated October 13, 2023.
(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on October 13, 2023.
(a)(1)(F)	Joint Press Release issued on September 29, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wonder Group, Inc. with the Securities and Exchange Commission on September 29, 2023).
(a)(1)(G)	Social Media Content, dated September 29, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Wonder Group, Inc. with the Securities and Exchange Commission on September 29, 2023).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated September 28, 2023, by and among Wonder Group, Inc., Basil Merger Corporation and Blue Apron Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Blue Apron Holdings, Inc. with the Securities and Exchange Commission on September 29, 2023 (File No. 001-38134)).
(d)(2)	Tender and Support Agreement, dated September 28, 2023, by and among Blue Apron Holdings, Inc., Wonder Group, Inc., Basil Merger Corporation, and FreshRealm, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Blue Apron Holdings, Inc. with the Securities and Exchange Commission on September 29, 2023 (File No. 001-38134)).
(d)(3)*	Confidentiality Agreement, dated August 1, 2023, between Wonder Group, Inc. and Blue Apron Holdings, Inc.

Exhibit No.	Description
(d)(4)*	First Amendment to Confidentiality Agreement, dated August 10, 2023, between Wonder Group, Inc. and Blue Apron Holdings, Inc.
(d)(5)*	Exclusivity Agreement, dated September 21, 2023 between Wonder Group, Inc. and Blue Apron Holdings, Inc.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 13, 2023
BASIL MERGER CORPORATION
/s/ Jay Naik

Name:
Jay Naik

Title:
President

WONDER GROUP, INC.
/s/ Jay Naik

Name:
Jay Naik

Title:
President